SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

13 February 2004

04010061

04 FEB 24 AM 7:21

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

Yours faithfully

Monica Koh (Ms)
Senior Legal Counsel

Encs.

dw 2/25

X:Announcement/Submission to SEC.doc/MP/fyy

MASNET No. 15 OF 09.02.2004
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Director's Interest

PART I [Please complete this Part]

1. Date of notice to issuer: 09/02/2004

2. Name of Director of SingTel: Chumpol NaLamlieng

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest.
[Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest: 06/02/2004

2. Name of Registered Holder: Chumpol NaLamlieng

3. Circumstance(s) giving rise to the interest or change in interest: Open market purchase

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: 0
As a percentage of issued share capital:

No. of shares which are the subject of this notice: 100,000
As a percentage of issued share capital:

Amount of consideration (excluding brokerage and stamp duties) per share paid or received: S$2.17

No. of shares held after the change: 100,000
As a percentage of issued share capital:

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	0	
As a percentage of issued share capital:		
No. of shares held after the change:	100,000	
As a percentage of issued share capital:		

The transaction was reported to Singapore Telecommunications Limited on 9 February 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/02/2004 to the SGX

MASNET No. 23 OF 09.02.2004
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	09/02/2004
2. Name of Director of Subsidiary:	Ng Seng Sum

3. Please tick one or more appropriate box(es):

a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

[Please complete Parts III and IV]

PART II

1. Date of change of interest:	04/02/2004
2. Name of Registered Holder:	Ng Seng Sum
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	7,100
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.69
No. of shares held after the change: **As a percentage of issued share capital:**	107,100

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	7,100	
As a percentage of issued share capital:		
No. of shares held after the change:	107,100	
As a percentage of issued share capital:		

This transaction was reported to Singapore Telecommunications Limited on 9 February 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 09/02/2004 to the SGX

MASNET No. 17 OF 10.02.2004
Announcement No. 17

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer:	10/02/2004
2. Name of Director of Subsidiary:	Lim Bee Ling

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	10/02/2004
2. Name of Registered Holder:	Lim Bee Ling
3. Circumstance(s) giving rise to the interest or change in interest:	Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	33,540
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	(30,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$2.2367
No. of shares held after the change: **As a percentage of issued share capital:**	3,540

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	33,540	1,680
No. of shares held after the change: As a percentage of issued share capital:	3,540	1,680

This transaction was reported to Singapore Telecommunications Limited on 10 February 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/02/2004 to the SGX

MASNET No. 20 OF 10.02.2004
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 09/02/2004

2. Name of Director of Subsidiary: Eddy Tan Kah Hock

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 06/02/2004

2. Name of Registered Holder: Eddy Tan Kah Hock

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	29,600
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	(20,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$2.15
No. of shares held after the change: **As a percentage of issued share capital:**	9,600

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	29,600	
No. of shares held after the change: **As a percentage of issued share capital:**	9,600	

This transaction was reported to Singapore Telecommunications Limited on 9 February 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/02/2004 to the SGX

MASNET No. 75 OF 11.02.2004
Announcement No. 75

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 10/02/2004

2. Name of Director of Subsidiary: Hoh Wing Chee

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 09/02/2004

2. Name of Registered Holder: Hoh Wing Chee

3. Circumstance(s) giving rise to the interest or change in interest: Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	11,640
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	5,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.21
No. of shares held after the change: **As a percentage of issued share capital:**	6,640

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	11,640	
No. of shares held after the change: **As a percentage of issued share capital:**	6,640	

This transaction was reported to Singapore Telecommunications Limited on 10 February 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 11/02/2004 to the SGX

MASNET No. 76 OF 11.02.2004
Announcement No. 76

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 10/02/2004

2. **Name of Director of Subsidiary:** Hoh Wing Chee

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 10/02/2004

2. **Name of Registered Holder:** Hoh Wing Chee

3. **Circumstance(s) giving rise to the interest or change in interest:** Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	6,640
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	5,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$2.25
No. of shares held after the change: **As a percentage of issued share capital:**	1,640

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	6,640	
No. of shares held after the change: As a percentage of issued share capital:	1,640	

This transaction was reported to Singapore Telecommunications Limited on 10 February 2004

Submitted by Chan Su Shan (Ms), Company Secretary on 11/02/2004 to the SGX

MASNET No. 37 OF 13.02.2004
Announcement No. 37

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 13/02/2004

2. Name of Director of Subsidiary: Tham Ai Chyn

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 13/02/2004

2. Name of Registered Holder: Tham Ai Chyn

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	750
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	40,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.54
No. of shares held after the change: **As a percentage of issued share capital:**	40,750

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	750	
No. of shares held after the change: **As a percentage of issued share capital:**	40.75	

This transaction was reported to Singapore Telecommunications Limited on 13 February 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 13/02/2004 to the SGX